United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of December 2023 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INTER&CO, INC Corporate Taxpayer Registry (CNPJ) No. 00.416.968/0001-01 Foreign Private Issuer registered in Category “A” of CVM under No. 8021-7 NOTICE TO THE MARKET NOTICE OF RELEVANT EQUITY PURCHASE INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that it was informed by Squadra Investimentos Gestão de Recursos Ltda., enrolled with the CNPJ/ME under the No. 09.267.871/0001-40 (“Squadra Investimentos”), and Squadra Investments Gestão de Recursos Ltda., enrolled with the CNPJ/ME under the No. 09.278.157/0001-58 (“Squadra Investments” and, together with Squadra Investimentos, “Squadra”), both with head office at Avenida Borges de Medeiros 633, suite 604, City and State of Rio de Janeiro, that the funds and non-resident investors under their management (“Investors”) now hold in custody 29,064,604 Brazilian Depositary Receipts (“BDRs”) (INBR32), representing approximately 10.20% of the total amount of Class A Common Shares issued by Inter&Co. According to Squadra, 565,591 of the abovementioned BDRs were transferred on loan agreements. The Investors also hold economic exposure through cash-settled derivative instruments, with no voting rights, backed on 7,800,000 BDRs (INBR32), equivalent to 2.74% of the total amount of Class A Common Shares issued by Inter&Co. Squadra mentioned that the acquisition of the securities is not aimed at changing the control or management structure of Inter&Co. SANTIAGO HORACIO STEL Senior Vice President of Finance and Risks

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: December 22, 2023